Sprague Resources Holdings LLC
185 International Drive
Portsmouth, NH 03801
March 25, 2020
Sprague Resources LP
c/o Sprague Resources GP LLC, its general partner
185 International Drive
Portsmouth, NH 03801

Attn:    Members of the board of directors of Sprague Resources GP LLC (the “Board”)

Re:	Possible acquisition of all outstanding publicly held common units of Sprague Resources LP

Ladies and Gentlemen:
Sprague Resources Holdings LLC (“Holdings”) is pleased to submit this non-binding offer (this “Non-Binding Offer”) to Sprague Resources LP (“Sprague”) regarding a possible transaction pursuant to which Holdings would acquire all of the outstanding common units of Sprague not already owned by Holdings and/or certain of its affiliates (the “Transaction”), as described in more detail below.
As you are aware, Holdings and certain of its affiliates currently own, in the aggregate, 12,227,498 Sprague common units, representing approximately 53.5% of the total outstanding common units of Sprague. In addition, Holdings and certain of its affiliates currently indirectly own the non-economic general partner interest in Sprague through Sprague Resources GP LLC, the general partner of Sprague, and own all of the incentive distribution rights of Sprague.
Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer $13.00 in cash in exchange for each issued and outstanding publicly held common unit of Sprague that is not owned by Holdings and its affiliates.
Broadly speaking, we believe the MLP market continues to face a variety of structural headwinds and market challenges that we expect to continue, including a limited public equity buyer universe, recent regulatory changes that disproportionately affect MLPs, and muted tax advantages of MLPs relative to C-corps, leading to equity prices for midstream companies such as Sprague that in our view are unlikely to be supportive of future growth initiatives and/or high distribution pay-outs.  We have already seen a number of MLPs significantly reduce their distributions, while also implementing capital expenditure curtailment plans.  We believe our offer allows for Sprague’s public equity investors to realize all cash for their units at a premium to the market price in an illiquid stock that is constrained to grow and return historical levels of cash to unitholders in the future.

1.	Structure
This Non-Binding Offer contemplates that the Transaction would be structured as a merger between Sprague and a subsidiary of Holdings, with Sprague surviving the merger as a wholly owned subsidiary of Holdings.

2.	Conflicts Committee
We anticipate that the Board will delegate to the conflicts committee of the Board (the “Conflicts Committee”) the authority to evaluate, negotiate and provide Special Approval (as defined in the First Amended and Restated Agreement of Limited Partnership of Sprague, dated as of October 30, 2013, as amended) for the proposed Transaction, and that the Conflicts Committee will engage independent advisors to assist in the evaluation of this Non-Binding Offer.

3.	Key Assumptions
The principal terms of this Non-Binding Offer set out above are based on the following key assumptions:

(a)
Holdings and Sprague would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)
The Transaction would be subject to customary closing conditions, such as customary regulatory approvals, a bring down of fundamental representations and warranties, absence of a material adverse effect and performance of covenants, among others.

(c)	The Conflicts Committee would provide Special Approval for the Transaction.

4.	Internal Approvals
Holdings has received all internal approvals necessary to deliver this Non-Binding Offer to Sprague. This Non-Binding Offer is not subject to obtaining, or otherwise conditional on, any financing.

5.	Disclosures
Holdings and certain of its affiliates intend to file an amended Schedule 13D as required under applicable securities laws and regulations, which such filing will disclose this Non-Binding Offer. We anticipate that Sprague will issue a press release regarding its receipt of this Non-Binding Offer.

6.	Legal Effect
This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of Holdings or any of its affiliates. A binding obligation of Holdings (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by Holdings and Sprague of a Definitive Agreement. Holdings and its affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at Holdings’ sole discretion.
Holdings is well positioned to negotiate and complete the Transaction, in an expeditious manner. After receipt of this offer and, if this Non-Binding Offer is acceptable to Sprague, Holdings and its affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with Sprague in respect to the Transaction.
We look forward to receiving Sprague’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction with the Conflicts Committee and its advisors and any other representatives of Sprague at Sprague’s convenience.
[Signature Page Follows]

Sincerely,

Sprague Resources Holdings LLC

By: /s/ Michael D. Milligan
Name: Michael D. Milligan
Title: President

1